Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 10 DATED DECEMBER 17, 2024
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024, as supplemented by Supplement No. 8 dated October 23, 2024 and Supplement No. 9 dated November 15, 2024 (as supplemented, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of January 1, 2025;
•to disclose the calculation of our November 30, 2024 net asset value (“NAV”) per share/unit for all share/unit classes;
•to provide an update on the current public offering; and
•to update the “Experts” section of the Prospectus.
January 1, 2025 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2025 (and repurchases, if applicable, as of December 31, 2024) is as follows:

Transaction Price (per share)
Class T	$10.55
Class S	$10.55
Class D	$10.55
Class I	$10.55
Class A-I	$10.29
Class A-II	$10.29
As of November 30, 2024, we had not sold any Class T, Class S, Class D or Class A-II common shares. The transaction price for each of our Class T, Class S and Class D common shares is based on the NAV per share for our Class I common shares as of November 30, 2024 and the transaction price for Class A-II common shares is based on the NAV per share for our Class A-I common shares as of November 30, 2024. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
November 30, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the

Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of November 30, 2024 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of November 30, 2024 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of November 30, 2024 ($ and shares/units in thousands):

Components of NAV	November 30, 2024
Investments in real estate	$392,124
Cash and cash equivalents	13,587
Restricted cash	13,267
Other assets	2,831
Mortgage notes at fair value, net of deferred financing costs	(193,007)
Other liabilities	(2,907)
Management fee payable	(5)
Accrued performance participation allocation	(54)
Preferred stock	(229)
Net asset value	$225,607
Number of outstanding shares/units	20,788
The following table sets forth our total NAV and NAV per share/unit by class as of November 30, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class E Shares	Class E Units	Total
Net asset value	$1,131	$10,219	$644	$213,613	$225,607
Number of outstanding shares/units	108	993	59	19,628	20,788
NAV per share/unit as of November 30, 2024	$10.55	$10.29	$10.88	$10.88
The valuation of our investments in real estate as of November 30, 2024 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor, except the recently acquired Washington Property which was valued at cost, in accordance with our valuation guidelines. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.23%	5.95%
A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	2.03%
(weighted average)	0.25% increase	(2.06)%
Exit Capitalization Rate	0.25% decrease	2.51%
(weighted average)	0.25% increase	(2.42)%

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of October 31, 2024 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of October 31, 2024 ($ and shares/units in thousands):

Components of NAV	October 31, 2024
Investments in real estate	$390,624
Cash and cash equivalents	5,724
Restricted cash	14,522
Other assets	1,434
Mortgage notes at fair value, net of deferred financing costs	(193,931)
Other liabilities	(2,892)
Management fee payable	(2)
Accrued performance participation allocation	(32)
Preferred stock	(227)
Net asset value	$215,220
Number of outstanding shares/units	20,022
The following table sets forth our total NAV and NAV per share/unit by class as of October 31, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class A-I Shares	Class E Shares	Class E Units	Total
Net asset value	$783	$2,792	$634	$211,011	$215,220
Number of outstanding shares/units	74	261	59	19,628	20,022
NAV per share/unit as of October 31, 2024	$10.66	$10.70	$10.75	$10.75
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 141,464.46 Class I shares in the primary offering for gross offering proceeds of approximately $1,443,700 and 801.46 Class I shares pursuant to our distribution reinvestment plan for a total value of approximately $8,245. As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,998,548,055 in shares remain available for sale pursuant to this offering, including up to $999,991,755 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.
Experts
The statements included in this Supplement under the section titled “November 30, 2024 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.